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CONTACT: The Altman Group, Inc.
         (800) 217-9608 (toll free)

FOR IMMEDIATE RELEASE

         DENVER, COLORADO, March 19, 2004. As previously announced, AIMCO Properties, L.P. is tendering for depositary unit certificates ("units") in U.S. Realty Partners Limited Partnership, subject to the terms of their Amended and Restated Offer to Purchase, as amended. AIMCO Properties, L.P. has extended the expiration time of its offer. The expiration time for the offer has been extended to midnight, New York time, on Wednesday, March 31, 2004. The offer was previously scheduled to expire at midnight, New York time, on March 19, 2004.

         AIMCO Properties, L.P. reported, based on information provided by the Information Agent for the offer, that as of the close of business on March 18, 2004, approximately 57,912 units (or 4.74% of the units outstanding) had been tendered pursuant to the offer.

         For further information, please contact The Altman Group, Inc. at (800) 217-9608 (toll free), which is acting as the Information Agent for the offer.